FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Elena Annuzzi	Janine Zanelli
Check Point Software Technologies	Check Point Software Technologies
650.628.2060	650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2005

2005 First Quarter Revenues Increased 19% over First Quarter of 2004

REDWOOD CITY, Calif., – April 18, 2005 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ended March 31, 2005.

Financial Highlights for the First Quarter of 2005
—	Revenues: $137.7 million, an increase of 19% compared to $116.1 million in the first quarter of 2004.
—	Net Income: $73.7 million, an increase of 76% compared to $41.9 million in the first quarter of 2004. Net income excluding acquisition related charges[1] was $75.8 million, an increase of 17% compared to $65 million in the first quarter of 2004.
—	Earnings per Diluted Share: $0.29, an increase of 78% compared to $0.16 in the first quarter of 2004. EPS excluding net acquisition related charges was $0.30, an increase of 18% compared to $0.25 in the first quarter of 2004.
—	Deferred Revenues: increased by $9.1 million to a record $150.2 million, a 6% increase over deferred revenues as of December 31, 2004.
—	Share Repurchase Program: During the first quarter of 2005, Check Point purchased 2.1 million shares at a total cost of close to $50 million.

        “We are pleased with our first quarter results, which showed significant growth in profits and revenues” said Gil Shwed, chairman and chief executive officer of Check Point Software “We continued to extend our annuity based revenues which were spearheaded by growing sales of two of our new offerings: ZoneAlarm security services for the consumer segment and SmartDefense real time security updates for our enterprise customers.”

1 “Acquisition related charges” refer to the impact of the amortization of intangible assets and stock-based compensation resulting from the acquisition of Zone Labs Inc., in March 2004.

Business Highlights and Introductions during the First Quarter:

—	Unveiled Eventia™ Product Family of Security Event Management Solutions – designed to help IT security departments reduce the cost and complexity of security event correlation, management, and reporting. The first product unveiled, Eventia Analyzer™, automatically prioritizes security events for decisive, intelligent action and turns volumes of raw data into actionable information to empower security administrators to make informed decisions on their security deployment.

—	Unveiled Integrity™ 6.0 for Unmatched Endpoint Security – the most complete endpoint security solution, including intrusion prevention, outbound threat protection, access policy enforcement, advanced server and policy automation, protects PCs and enterprise networks proactively from the newest worms, viruses, spyware, and hacker attacks.

—	Released Connectra™ 2.0 – the newest version of Check Point’s revolutionary Web Security Gateway that provides SSL VPN access with integrated application and endpoint security. In addition, Connectra 2.0 includes secure browser and cache cleaning, endpoint host checking and real-time security updates.

—	Introduced a New Focus in our Highly Regarded OPSEC Partner Alliance – to help customers overcome today’s emerging network security threats through a comprehensive, best-of-breed security architecture. The new initiative focuses on six critical OPSEC solution areas – internal security, Web security, content security, Total Access Protection (TAP), Voice over IP (VoIP) and regulatory compliance.

Partial List of Awards in the First Quarter:

—	Leader in the Prestigious Gartner Magic Quadrant – for the fourth consecutive year Check Point ranked as a leader for Network Firewalls. This influential report evaluates both network and application firewall vendors on their ability to execute and completeness of vision.

—	Dramatically Outperformed Competitors in Tolly Group Tests – independent tests confirmed that Check Point provides the broadest breadth of security coverage at the lowest Total Cost of Ownership (TCO) for today’s complex security vulnerabilities.

—	VARBusiness Magazine Five-Star Rating for Channel Partner Program – The highest attainable ranking for outstanding breadth and depth of channel partner program offerings.

—	Three Prestigious Awards for 2005 SC Magazine Global Awards – Best Firewall award for the VPN-1®/FireWall-1® Next Generation™ with Application Intelligence™, Best Enterprise Security Solution for VPN-1 Pro™ Next Generation with Application Intelligence and Best SOHO Security Solution for ZoneAlarm® Security Suite.

    Mr. Shwed continues: “In Q2, we will remain focused on execution and will continue to expand the depth and breadth of our intelligent perimeter, internal, Web and endpoint security solutions, providing customers with the highest levels of protection.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 18, 2005 at 8:30 AM ET/5:30 AM PT. A replay of the conference call will be available through May 2 at the Company’s website http://www.checkpoint.com/ir or by telephone at (201) 612-7415, access code 215 and conference ID 146033.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the worldwide leader in securing the Internet. It is the market leader in the worldwide enterprise firewall, personal firewall and VPN markets. Through its Next Generation product line, the company delivers a broad range of intelligent Perimeter, Internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm product line is one of the most trusted brands in Internet security, creating award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,200 Check Point partners in 88 countries.

©2003-2005 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, Eventia, Eventia Analyzer, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecuRemote, SecureXL Turbocard, SecureServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, VPN-1 XL, Web Intelligence, ZoneAlarm, ZoneAlarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935 and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)

Revenues:
Licenses	$65,522	$63,009
Software subscriptions	58,447	44,013

Total product revenues	123,969	107,022
Support, training and consulting	13,692	9,040

Total revenues	137,661	116,062

Operating expenses:
Cost of revenues	5,552	4,934
Research and development	12,776	8,662
Selling and marketing	34,061	28,598
General and administrative	6,248	4,850
Amortization of intangible assets and stock-based compensation	2,625	-
Acquired in-process R&D	-	23,098

Total operating expenses	61,262	70,142

Operating income	76,399	45,920
Financial income, net	12,401	10,769

Income before taxes on income	88,800	56,689
Taxes on income	15,094	14,761

Net income	$73,706	$41,928

Net income excluding in-process R&D and amortization of intangible assets
and stock-based compensation	$75,789	$65,026

Earnings per share (basic)	$0.30	$0.17

Number of shares used in computing earnings per share (basic)	247,894	250,189

Earnings per share (fully diluted)	$0.29	$0.16

Earnings per share (fully diluted) excluding in-process R&D and
amortization of intangible assets and stock-based compensation	$0.30	$0.25

Number of shares used in computing earnings per share (fully diluted)	256,150	259,829

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	March 31, 2005	December 31, 2004
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$189,134	$157,655
Marketable securities	864,667	796,588
Trade receivables, net	79,333	96,006
Other receivables and prepaid expenses	23,708	20,517

Total current assets	1,156,842	1,070,766

Long-term assets:
Long-term investments	577,308	623,912
Property and equipment, net	7,981	8,144
Intangible assets, net	24,447	25,857
Goodwill	175,536	175,536
Deferred income taxes, net	8,597	8,439

Total long-term assets	793,869	841,888

Total assets	$1,950,711	$1,912,654

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:

Deferred revenues	$150,164	$141,114
Trade payables and other accrued liabilities	132,946	137,932

Total current liabilities	283,110	279,046

Accrued severance pay, net	3,316	2,784

Total liabilities	286,426	281,830

Shareholders' Equity:
Share capital	774	771
Additional paid-in capital	375,138	369,452
Deferred stock-based compensation	(6,570)	(10,342)
Treasury shares at cost	(294,292)	(244,586)
Retained earnings	1,589,235	1,515,529

Total shareholders' equity	1,664,285	1,630,824

Total liabilities and shareholders' equity	$1,950,711	$1,912,654

Total cash and cash equivalents, deposits and
marketable securities	1,630,245	1,577,291

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$73,706	$41,928
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,305	1,257
Decrease (increase) in trade and other receivables, net	13,489	(8,023)

Increase in trade payables and other accrued liabilities	4,594	4,259
Other adjustments	1,341	2,155

Amortization of intangible assets and stock-based compensation	2,625	-
Acquisition of in-process R&D	-	23,098

Net cash provided by operating activities	97,060	64,674

Cash flow from investing activities:

Cash paid in conjunction with the acquisition of Zone Labs, net	-	(95,343)
Investment in property and equipment	(1,142)	(1,361)

Net cash used in investing activities	(1,142)	(96,704)

Cash flow from financing activities:

Proceeds from issuance of shares upon exercise of options	6,742	11,252
Purchase of treasury shares	(49,706)	-

Net cash provided by (used in) financing activities	(42,964)	11,252

Increase (decrease) in cash and cash equivalents and marketable securities	52,954	(20,778)

Cash and cash equivalents and marketable securities at the beginning of the
period	1,577,291	1,602,724

Cash and cash equivalents and marketable securities at the end of the period	1,630,245	1,581,946

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

April 18, 2005